UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	May 15, 2012

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Managing Executive Officer / CFO

May 15, 2012

To whom it may concern:

Mizuho Financial Group, Inc.
(Code Number: 8411 TSE • OSE 1st Sec.)
Mizuho Bank, Ltd.
Mizuho Corporate Bank, Ltd.
Mizuho Securities Co., Ltd.
Mizuho Investors Securities Co., Ltd.

Signing of Merger Agreement between Mizuho Securities Co., Ltd. and Mizuho Investors Securities Co., Ltd.

Mizuho Financial Group, Inc. (President & CEO: Yasuhiro Sato) (“MHFG”), Mizuho Bank, Ltd. (President & CEO: Takashi Tsukamoto) (“MHBK”), Mizuho Corporate Bank, Ltd. (President & CEO: Yasuhiro Sato) (“MHCB”), Mizuho Securities Co., Ltd. (President & CEO: Hiroshi Motoyama) (“MHSC”) and Mizuho Investors Securities Co., Ltd. (President & CEO: Katsuyoshi Ejima) (“MHIS”) announced on July 29, 2011 in the release titled “Memorandum of Understanding on Merger between Mizuho Securities Co., Ltd. and Mizuho Investors Securities Co., Ltd.” that MHFG, MHBK, MHCB, MHSC and MHIS determined a basic policy for conducting a merger between MHSC and MHIS (the “Merger”), and have been proceeding with consideration and discussions on the details of the Merger.

MHFG, MHBK, MHCB, MHSC, and MHIS hereby announce that, based on the further consideration and discussions mentioned above, and with the approval of their respective board of directors meetings held today, MHSC and MHIS have signed a merger agreement (the “Merger Agreement”).

In addition, the scheduled effective date of the Merger (the “Scheduled Date of the Merger”) shall be January 4, 2013 on the assumption that the Merger will have been approved at the general meeting of shareholders of each company, and among other things, filings will be made to, and permission will be obtained from, the relevant authorities in Japan and any relevant foreign countries, in each case which are required for the Merger.

1.	Purpose of the Merger

MHFG announced the Transformation Program as the Medium-term Management Policy of our group (“Mizuho”) in May 2010, in order to respond promptly and appropriately to the new business environment that surrounds financial institutions, including changes in economic and social structure and revisions of international financial supervision and regulations after the global financial crisis. Mizuho has conducted a fundamental review of the management challenges it faces, and the entire group is now implementing measures to achieve sustainable growth through initiatives for further enhancement of three areas: “profitability,” “financial base” and “front-line business capabilities,” while pursuing the group’s “customer first policy.”

The proposed share exchanges described in this press release are for the securities of a foreign company. The proposed share exchanges will be subject to disclosure requirements of a foreign country that are different from those of the United States. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

This press release contains forward-looking statements, including estimates and plans. Such forward-looking statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions and do not represent any guarantee of future performance.

We may not be successful in implementing our business strategies, and management may fail to achieve its estimates, for a wide range of possible reasons, including, without limitation, those included in “Item 3.D. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in MHFG’s most recent Form 20-F filed with the U.S. Securities and Exchange Commission ( “ SEC ” ) which is available in the Financial Information section of MHFG’s web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

MHSC, MHIS, and Mizuho Trust & Banking Co., Ltd. (hereinafter “MHTB”) were turned into wholly-owned subsidiaries of MHFG in September 2011, and thereby Mizuho has further enhanced the “group collective capabilities” by integrating group-wide business operations, optimizing management resources, such as workforce and branch network, and accelerating the implementation of the Transformation Program.

In addition, as announced on January 20, 2012 in the release titled “Transformation into “Substantive One Bank” Structure ~ Organizational Change of Mizuho Financial Group, Mizuho Bank and Mizuho Corporate Bank ~,” Mizuho aims to further improve customer convenience by establishing a new corporate structure and corporate governance structure, and has taken measures to realize the synergies generated from the merger of MHBK and MHCB as soon as possible under the “Substantive One Bank” structure, which was implemented in April 2012.

The Merger is intended, as part of the previously mentioned new corporate structure, in the securities business, to enhance the retail business in Japan, rationalize and streamline management infrastructure, and provide securities functions in a unified manner through the group’s full-line securities company. Specifically, the Merger aims to (i) further enrich and expand customer services through strengthening functions and increasing its external presence as a full-line securities company and investment bank, by gathering the strengths of both MHSC, which is a leading company in the investment banking business (wholesale/institutional markets) and simultaneously has a nation-wide customer base in middle/retail markets, and MHIS, which has an industry-leading level branch network in the middle/retail markets established through its collaboration with MHBK and MHTB and also a nation-wide customer base; (ii) achieve the goal of becoming a full-line securities company with one of the largest customer bases in Japan through flexible and efficient collaboration with MHBK and MHCB, both of which have a solid customer base; and (iii) realize streamlined corporate management units and thorough low-cost management by, among other things, consolidation of, in addition to branch networks, overlapping business areas such as corporate planning and management units and domestic business promotion units, and integration of core IT systems; thereby converting to a strong management structure.

2.	Summary of the Merger

(1) Schedule of the Merger

Mizuho is planning to conduct the Merger on January 4, 2013 on the assumption that the Merger will be approved at the general meeting of shareholders of each company, and among other things, filings will be made to, and permission will be obtained from, the relevant authorities in Japan and any relevant foreign countries, in each case which are required for the Merger.

The meetings of the board of directors for approval of the Merger Agreement	May 15, 2012
Signing of the Merger Agreement	May 15, 2012
Ordinary general meetings of shareholders for approval of the Merger Agreement (MHSC, MHIS)	June 22, 2012 (Scheduled)
Scheduled Date of the Merger	January 4, 2013

(2) Method of the Merger

MHSC will be the surviving company in the Merger, and MHIS will be the dissolving company in the Merger.

(3) Outline of New Company

Trade Name	Mizuho Securities Co., Ltd.
Location	1-5-1, Otemachi, Chiyoda-ku, Tokyo
(Address at which the head office of the current MHSC is located)
Representative	President & CEO:	Hiroshi Motoyama (presently the President & CEO of MHSC)
	Vice President:	Katsuyoshi Ejima (presently the President & CEO of MHIS)
Purpose of Business	Financial instruments business

(4) Preparations for Scheduled Date of the Merger

A “Merger Preparation Committee” has been established to facilitate preparations for the Merger under the co-chairmanship of the presidents of MHSC and MHIS. Sub-committees established under the Merger Preparation Committee are conducting individual merger preparations such as the planning, human resources, financial control and accounting, IT systems, risk management, compliance, internal audit and front office functions.

3.	Outlook

Consolidated earnings estimates for MHFG for Fiscal 2012 are available in “Financial Statements for Fiscal 2011” released today.

With the Merger, we will work to increase profits by, among other things, further enhancing “group collective capabilities” through building and enriching a functional and efficient framework for collaboration among the banking, trust and securities functions. We will reduce expenses across the board by consolidating overlapping business areas such as corporate planning and management units and domestic business promotion units, consolidating branch networks, integrating core IT systems and implementing other measures such as efficient allocation of personnel. As a result of these efforts as well as an increase in profits, we will aim to achieve synergy effects in the region of 20 billion yen (quantitative effects (estimation) for Fiscal 2015 compared to Fiscal 2011).

Outline of the Parties

(1) Name	MHSC			MHIS

(2) Location	1-5-1, Otemachi, Chiyoda-ku, Tokyo			2-10-30, Nihonbashikakigaracho, Chuo-ku, Tokyo

(3) Name and Title of Representative	President & CEO: Hiroshi Motoyama			President & CEO: Katsuyoshi Ejima

(4) Purpose of Business	Financial instruments business			Financial instruments business

(5) Capital (consolidated) (as of March 31, 2012)	¥125,167 million			¥80,288 million

(6) Date of Establishment	July 16, 1917			December 14, 1922

(7) Number of Issued Shares (as of March 31, 2012)	1,584,312,962 shares (common stock)			1,230,827,688 shares (common stock)

(8) Fiscal Year End	March 31			March 31

(9) Number of Employees (as of March 31, 2012)	(Consolidated) (Unconsolidated)	7,187 5,319		(Consolidated) (Unconsolidated)	2,240 2,203

(10) Major Shareholder and Ratio of Shareholding (As of March 31, 2012)	MHCB The Norinchukin Bank		94.66% 5.34%	MHBK		100.00%

[END OF DOCUMENT]

Contact:	Mizuho Financial Group, Inc.
Corporate Communications Public Relations Office
Tel: 81-3-5224-2026